SKM MEDIA CORP.

6001 Broken Sound Parkway NW

Suite #510

Boca Raton, FL 33484

February 9, 2012

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer, Staff Attorney

Re:	SKM Media Corp. Registration Statement on Form S-1 File No. 333-177329

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), SKM Media Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Monday February 13, 2012, or as soon thereafter as possible.

We hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SKM MEDIA CORP.

By: /s/ Steven L. Moreno
Name: Steven L. Moreno
Title: Chief Executive Officer